UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 10)*


                             General Moly Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    451272306
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                                 (CUSIP Number)


	Clint Coghill
	Coghill Capital Management
	1 N Wacker Dr. Ste. #4350
	Chicago, IL 60606
	312-324-2000


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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                   November 4, 2010
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

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CUSIP NO. 451272306                     13D                          PAGE 2 OF 7
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   1     NAMES OF REPORTING PERSONS.

   	CCM Master Qualifies Fund, Ltd.*
	CCM Special Holdings Fund, LP*
        Coghill Capital Management, LLC.+*
        Clint D. Coghill+*
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)[ ]
                                                                         (b)[x]
-------- --------------------------------------------------------------------
   3     SEC USE ONLY

-------- --------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
         WC

-------- --------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

-------- --------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

	CCM Master Qualifies Fund, Ltd.* - Cayman Islands
 	CCM Special Holdings Fund, LP* - Delaware, USA
	Coghill Capital Management, LLC.+* - Delaware, USA
	Clint D. Coghill+* - USA

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ITEMS 7-10: NUMBER OF SHARES BENEFICIALLY OWNED BY EARCH REPORTING PERSON WITH:

-------- -----------------------------------------------------------------------
   7     SOLE VOTING POWER

	CCM MASTER QUALIFIED FUND, LTD.* - 0
	CCM SPECIAL HOLDINGS FUND, LP* - 0
	COGHILL CAPITAL MANAGEMENT LLC.+* - 0
	CLINT D. COGHILL+* - 0

-------- -----------------------------------------------------------------------
   8     SHARED VOTING POWER

	CCM MASTER QUALIFIED FUND, LTD.* - 6,379,740#
	CCM SPECIAL HOLDINGS FUND, LP+ - 4,705,620#
	COGHILL CAPITAL MANAGEMENT LLC.+* - 11,085,360#
	CLINT D. COGHILL+* - 11,085,360#

-------- -----------------------------------------------------------------------
   9     SOLE DISPOSITIVE POWER

	CCM MASTER QUALIFIED FUND, LTD.* - 0
	CCM SPECIAL HOLDINGS FUND, LP* - 0
	COGHILL CAPITAL MANAGEMENT LLC.+* - 0
	CLINT D. COGHILL+* - 0

-------- -----------------------------------------------------------------------
   10    SHARED DISPOSITIVE POWER

	CCM MASTER QUALIFIED FUND, LTD.* - 6,379,740#
	CCM SPECIAL HOLDINGS FUND, LP+ - 4,705,620#
	COGHILL CAPITAL MANAGEMENT LLC.+* - 11,085,360#
	CLINT D. COGHILL+* - 11,085,360#

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  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        CCM MASTER QUALIFIED FUND, LTD.* - 6,379,740#
	CCM SPECIAL HOLDINGS FUND, LP+ - 4,705,620#
	COGHILL CAPITAL MANAGEMENT LLC.+* - 11,085,360#
	CLINT D. COGHILL+* - 11,085,360#

-------- --------------------------------------------------------------------
  12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

-------- --------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	CCM MASTER QUALIFIED FUND, LTD.* - (8.3%)#
	CCM SPECIAL HOLDINGS FUND, LP+ - (6.1%)#
	COGHILL CAPITAL MANAGEMENT LLC.+* - (14.4%)#
	CLINT D. COGHILL+* - (14.4%)#

-------- --------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CCM Master Qualifies Fund, Ltd.* - CO
	CCM Special Holdings Fund, LP* - PN
	Coghill Capital Management, LLC.+* - IA
	Clint D. Coghill+* - IN

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

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CUSIP NO. 451272306                     13D                          PAGE 3 OF 7
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                                  Schedule 13D

Item 1.   Security and Issuer.
          -------------------

          This statement relates to the Common Stock, of General Moly, Inc. (the "Issuer"). The address of the Issuer's principal offices is:

	1726 Cole Boulevard,
	Suite 115
	Lakewood, CO 80401

Item 2.   Identity and Background.
          -----------------------

          (a) The name of the reporting persons are:

	CCM Master Qualified Fund, Ltd*, CCM Special Holdings Fund, LP*, Coghill Capital Management, LLC+*, and Clint D. Coghill+*.

          (b) The address of principal business office is:

	1 N. Wacker Dr. Ste. #4350
	Chicago, IL 60606

          (c) Coghill Capital Management LLC+*, is an investment advisor.

          (d) During the five years prior to the date hereof, CCM
Master Qualified Fund, Ltd*, CCM Special Holdings Fund, LP*,
Coghill Capital Management, LLC+*, and or Clint D. Coghill+* have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the five years prior to the date hereof, CCM
Master Qualified Fund, Ltd*, CCM Special Holdings Fund, LP*,
Coghill Capital Management, LLC+*, and or Clint D. Coghill+* have not been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

          (f)

	CCM Master Qualifies Fund, Ltd.* - Cayman Islands
 	CCM Special Holdings Fund, LP* - Delaware
	Coghill Capital Management, LLC.+* - Delaware
	Clint D. Coghill+* - USA


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Working Capital of CCM Master Qualified Fund, Ltd.*

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CUSIP NO. 451272306                     13D                          PAGE 4 OF 7
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Item 4.   Purpose of Transaction.
          ----------------------

          The Reportin Persons have no plans or proposals regarding the Issuer, and, at this time, intend to continue to hold the Shares for investment purposes in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

	Except as disclosed below, the Reporting Persons have no present plans which relate to or would result in:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure;

          (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions, which may impede the acquisition of control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) Any action similar to any of those enumerated above.

	The Reporting Persons intend to review continuously their position in the Issuer and, consistent with their respective investment purposes, each Reporting Person reserves the right, at any time and from time to time, to acquire additional Shares or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment consideration.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

(a) CCM Master Qualified Fund, Ltd*, CCM Special Holdings Fund, LP*, Coghill Capital Management, LLC+*, and or Clint D. Coghill+* have beneficial ownership of 11,085,360 shares (14.4%). Included in this number are 4,250,000 shares to which CCM Master Qualified Fund, Ltd*, CCM Special Holdings Fund, LP*, Coghill Capital Management, LLC+*, and Clint D. Coghill+* have the right to acquire within 60 days.

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CUSIP NO. 451272306                     13D                          PAGE 5 OF 7
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          (b) Number of Shares as to which CCM Master Qualified Fund, Ltd*,
CCM Special Holdings Fund, LP*, Coghill Capital Management, LLC+*, and or
Clint D. Coghill+* have:

               (i)    sole power to vote or to direct the vote:

                CCM MASTER QUALIFIED FUND, LTD.* - 0
		CCM SPECIAL HOLDINGS FUND, LP+ - 0
		COGHILL CAPITAL MANAGEMENT LLC.+* - 0
		CLINT D. COGHILL+* - 0

               (ii)   shared power to vote or to direct the vote:

                CCM MASTER QUALIFIED FUND, LTD.* - 6,379,740# - (8.3%)# CCM SPECIAL HOLDINGS FUND, LP+ - 4,705,620# - (6.1%)# COGHILL CAPITAL MANAGEMENT LLC.+* - 11,085,360# - (14.4%)# CLINT D. COGHILL+* - 11,085,360# - (14.4%)#

               (iii)  sole power to dispose or to direct the disposition:

 		CCM MASTER QUALIFIED FUND, LTD.* - 0
		CCM SPECIAL HOLDINGS FUND, LP+ - 0
		COGHILL CAPITAL MANAGEMENT LLC.+* - 0
		CLINT D. COGHILL+* - 0

               (iv)   shared power to dispose or to direct the disposition:

		CCM MASTER QUALIFIED FUND, LTD.* - 6,379,740# - (8.3%)# CCM SPECIAL HOLDINGS FUND, LP+ - 4,705,620# - (6.1%)# COGHILL CAPITAL MANAGEMENT LLC.+* - 11,085,360# - (14.4%)# CLINT D. COGHILL+* - 11,085,360# - (14.4%)#

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CUSIP NO. 451272306                     13D                          PAGE 6 OF 7
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          (c) Transactions occurring within the previous 60 days:
		see Exhibit B below

          (d) N/A

          (e) N/A

Item 6.   Contracts, Arrangements, Undertakings or Relationships with Respect
          -------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

	The Issuer previously granted warrants to purchase up to 500,000 (five hundred thousand) shares of the Issuer's common stock at an exercise price of ten dollars ($10.00) per share to each of CCM Master Qualified Fund, Ltd. and
Coghill Capital Management, LLC in connection with certain advice and support provided to the Issuer and as disclosed in the Issuer's Form 8-K filing dated
November 23, 2007.  Under their terms, the warrants will only become exercisable on the date that the Issuer shall complete a financing that shall have been determined by the Issuer's Board of Directors to be sufficient to finance the commencement of commercial production at the Issuer's Mt. Hope project and will remain exercisable for a period of one year from that date.
In recognition of further advice and support on recent transactions and as disclosed In the Issuer's 8-K dated April 19, 2010, the Issuer agreed to amend the warrants originally issued to reduce the exercise price of the warrants from $10.00 per share to $5.00 per share.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          None.

Explanation of Responses:
*The reporting persons disclaim beneficial ownership of the securities except to the extent of their pecuniary interest therein.

+ Principal of the investment manager or investment manager to the investment management entity in whose account the reported securities are held.

# Includes certain securities which carry the right to purchase common shares within 60 days (See Item 5).

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CUSIP NO. 451272306                     13D                          PAGE 7 OF 7
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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 4, 2010


/S/ Clint D. Coghill+*
----------------------------
Clint D. Coghill+*

/S/ Coghill Capital Management, LLC+*
----------------------------
Coghill Capital Management, LLC+*

/S/ CCM Qualified Master Fund, Ltd.*
----------------------------
CCM Qualified Master Fund, Ltd.*

/S/ CCM Special Holdings Fund, LP*
----------------------------
CCM Special Holdings Fund, LP*


Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the the undersigned agrees that this Schedule 13D dated November 4, 2010 and relating to the Common Stock, par value $0.01 of GENERAL MOLY, INC. (GMO) shall be filed on behalf of the undersigned.

_____/s/ Clint D. Coghill+*_____  	_________ November 4, 2010__________
   Clint D. Coghill+*	 				Date
Signature of Reporting Person

Coghill Capital Management, L.L.C.+*
__By:/s/ Clint D. Coghill+*_____  	_________ November 4, 2010__________
   Clint D. Coghill+*					Date
   Managing Member

CCM Master Qualified Fund, Ltd.*
__By:/s/ Clint D. Coghill_______  	_________ November 4, 2010__________
   Clint D. Coghill	 				Date
	   Director

Exhibit B
Transactions occurring within the previous 60 days

Date		Transaction	Location	Security	Quantity	Price/Unit

11/02/2010	Sell		Exchange	Common Shares	290,000		$5.08
11/03/2010	Sell		Exchange	Common Shares	425,000		$4.95
11/04/2010	Sell		Exchange	Common Shares	390,000		$5.05